Exhibit 99.1 Corporate Communications

CNH Industrial announces voting results of Annual General Meeting and publication of 2019 Sustainability Report

London, April 16, 2020

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) shareholders at the Annual General Meeting (“AGM”), held today in Amsterdam, the Netherlands, approved the Company’s 2019 EU–IFRS Annual Report (including the Consolidated Financial Statements and Separate Financial Statements of CNH Industrial N.V.).

Suzanne Heywood was re-elected as executive director. Léo W. Houle, John Lanaway, Alessandro Nasi, Lorenzo Simonelli, Jacqueline A. Tammenoms Bakker and Jacques Theurillat were re-elected as non-executive directors. Howard W. Buffett, Nelda (Janine) Connors, Tufan Erginbilgic and Vagn Sørensen were elected as non-executive directors. In addition, Ernst & Young Accountants LLP was reappointed as independent auditor of the Company.

Full details of all matters approved today at the AGM and the Chairperson’s and Acting Chief Executive Officer’s speeches are available on the Company’s website (www.cnhindustrial.com).

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Concurrently with the AGM, the Company published its 2019 Sustainability Report. This Report was prepared in accordance with the GRI Standards, the main international framework for reporting on governance, environmental and social themes, and the AA1000 AccountAbility Principles Standard.

To view the 2019 Sustainability Report online, please visit the following link: www.cnhindustrial.com/2019_sustainability_report

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contact:

Corporate Communications

Email: mediarelations@cnhind.com